UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34037	75-2379388
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 2900 Houston, TX	77002
(Address of principal executive offices)	(Zip Code)

William B. Masters, (713) 654-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Report of Superior Energy Services, Inc. (the “Company”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Company provides a wide variety of services and products to the energy industry related to the exploration, development and production of oil and natural gas. Accordingly, the Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the conflict minerals used in the manufacture of the Company’s products in 2014 originated in the Covered Countries.

In conducting its RCOI, the Company contacted those 76 suppliers who were identified in its initial supply chain risk assessment to establish the origin of the conflict minerals supplied to the Company. The Company was able to establish communications with all 76 of the suppliers originally identified and received partial or complete responses from 68 of them.

The Company conducted due diligence on the source and chain of custody of such conflict minerals, and has prepared the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Based on the Company’s due diligence to date, the Company does not have sufficient information to determine the country of origin of the conflict minerals contained in certain Company products, or to confirm whether such conflict minerals were from recycled or scrap sources.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2014, is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website, “www.superiorenergy.com.”

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.
Date:	June 1, 2015	By:	/s/ William B. Masters
William B. Masters
Executive Vice President and General Counsel

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